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Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten, Staff Attorney

        Larry Spirgel, Office Chief

        Joyce Sweeney, Senior Staff Accountant

        Kathleen Collins, Accounting Branch Chief

Re:	Amplitude, Inc.
Response to Letter dated July 19, 2021
Draft Registration Statement on Form S-1
Submitted June 21, 2021
CIK No. 0001866692

Ladies and Gentlemen:

Amplitude, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 1”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis under the JOBS Act on June 21, 2021. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 19, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated July 19, 2021 in bold type followed by the Company’s responses thereto.

July 26, 2021

Draft Registration Statement on Form S-1 Submitted June 21, 2021

Prospectus Summary

Overview, page 1

1.

Please revise here, and throughout the filing as necessary, to include your business operating and financial measures for each period presented. For example, disclose the dollar-based net retention rate for all paying customers and customers with greater than $100,000 in ARR and the related customer count as of December 31, 2019. Also, disclose the percentage of ARR from customers with greater than $100,000 in ARR for each period presented to add context to the related measures you provide.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 9 of Amendment No. 1 accordingly. In addition, the Company respectfully advises the Staff that the Company has removed disclosures regarding the dollar-based net retention rate for customers with greater than $100,000 in ARR from Amendment No. 1. We also respectfully advise the Staff that the total number of customers with greater than $100,000 in ARR for each period presented is disclosed on page 67 and that the total paying customers for each period presented is disclosed on page 68. In addition, we respectfully advise the Staff that the percentage of ARR for customers with greater than $100,000 in ARR for each period presented is disclosed on pages 3 and 67.

2.	Please disclose the source of your statement that U.S. adults spend eight hours per day on digital activities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statement is based on statistical data, estimates and forecasts from eMarketer, Inc. and Insider Intelligence Inc., as disclosed on page 58 of Amendment No. 1.

The Amplitude Digital Optimization System, page 8

3.

Please disclose the basis for your statement that you provide the market leading product analytics solution and clarify the criteria on which you based this statement, such as revenue or number of customers or market share.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is the market leading product analytics solution based on rankings promulgated by G2, a top independent software review site, as disclosed on pages 2 and 88 of Amendment No. 1 and further referenced, without explicit mention of G2, on pages 7, 65 and 95 of Amendment No. 1. Further, the Company respectfully advises the Staff that G2’s product scores comprise customer satisfaction ratings derived from G2’s user reviews, as well as market presence. Market presence scores combine various criteria including, among others, growth, social and web presence and number of employees, that are pulled from user reviews, publicly available information and third-party sources.

July 26, 2021

What Sets Us Apart, page 10

4.	Please clarify whether Shopify, Instacart and Peloton are current customers and whether they represent a material portion of your revenue.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Shopify, Instacart and Peloton are current customers. None of Shopify, Instacart and Peloton represent a material portion of the Company’s revenue and more specifically none represents more than 3% of the Company’s revenue, as disclosed on page 67 of Amendment No. 1.

Summary Consolidated Financial and Operating Information, page 16

5.

Please revise your pro forma net loss per share calculations to include an adjustment to the numerator for the amount of share-based compensation expense attributable to RSUs for which the time-based vesting condition will be satisfied as of June 30, 2021 and the performance condition will be satisfied upon the effectiveness of the registration statement. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pro forma net loss per share disclosure on pages 15 and 16 of Amendment No. 1 to include an adjustment to the numerator for the amount of share-based compensation expense attributable to RSUs for which the time-based vesting condition was satisfied as of December 30, 2020 and the performance condition will be satisfied upon the listing of our Class A common stock on the Nasdaq Global Select Market. Further, the Company respectfully advises the Staff that the pro forma net loss per share disclosure that will be presented for the six-month period ended June 30, 2021 in a subsequent amendment to the Registration Statement will include such adjustment.

Non-GAAP Financial Measures, page 18

6.

When presenting non-GAAP financial measures, please ensure that such disclosure is accompanied by the corresponding GAAP measure with equal or greater prominence. For example you disclose Non-GAAP Gross Margin, Non-GAAP Loss from Operations, Non-GAAP Loss from Operations Margin, and Free Cash Flow Margin here but do not provide the corresponding GAAP measure. Also, you disclose free cash flow on pages 4 and 65 without providing the corresponding GAAP measure. Further, your disclosure of non-GAAP financial measures in MD&A precedes your discussion of GAAP results. Please revise disclosure throughout the registration statement. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 18, 65 and 70 of Amendment No. 1 accordingly.

July 26, 2021

We could suffer disruptions, outages, defects, and other performance and quality problems . . . , page 27

7.	Please briefly describe the material terms of your agreement with Amazon Web Services including the term and any material termination provisions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its agreement with Amazon Web Services (the “Amazon Web Services Agreement”) is a 36-month agreement that commenced in October 2019, as disclosed on page 82 of Amendment No. 1. Amazon Web Services may terminate the Amazon Web Services Agreement by providing at least 30 days’ advance notice. The Company is in the process of renegotiating the Amazon Web Services Agreement and will supplementally provide the Staff with information regarding any material changes to the terms of the Amazon Web Services Agreement and update the description of the agreement in a subsequent amendment to the Registration Statement. In addition, the Company respectfully informs the Staff that the Amazon Web Services Agreement is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course, and is not a contract upon which the Company’s business is substantially dependent because the Company believes it could obtain the services of an alternative hosted cloud services and internet infrastructure provider in place of AWS.

Sales efforts to larger organizations involve risks . . . , page 31

8.	Please define your reference to enterprise customers and disclose the average length of your sales cycle to large enterprises as compared to your other customers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company defines enterprise customers as customers with at least 1,000 employees. In addition, the Company has revised the disclosure on page 31 of Amendment No. 1 to define the reference to enterprise customers and to disclose the average length of the Company’s sales cycle to enterprises as compared to the Company’s other customers.

We derive, and expect to continue for some time to derive . . . , page 33

9.	Please disclose the percentage of your revenue that is derived from your Amplitude Analytics product for the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 33 of Amendment No. 1 to clarify that the Company derives substantially all of its revenue from the Company’s Amplitude Analytics product. The percentage of revenue derived from the Company’s Amplitude Analytics product has not differed materially in the periods presented.

July 26, 2021

We are subject to government regulation . . . , page 37

10.	Please briefly describe the incidents in which persons from U.S. sanctioned countries or regions have accessed your platform.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company utilizes a web-application firewall (“WAF”) designed in part to block access to its platform from IP addresses associated with U.S.-sanctioned countries. The Company does not sell or make its products available to any customers in U.S.-sanctioned countries. In June 2021, the Company became aware that the WAF had not operated correctly, resulting in a number of individual users associated with paying and free-tier, non-paying customers potentially logging into its platform from U.S.-sanctioned countries. The Company confirmed that none of the paying customers whose users accessed its platform from IP addresses associated with U.S.-sanctioned countries were themselves located or based in U.S.-sanctioned countries; rather, it appears that individual users from those customer’s organizations may have accessed the platform from a U.S.-sanctioned country at one point. Given the unreliability of IP geolocation, and the prevalence of Virtual Private Networks (“VPNs”), it is not possible to definitively determine the actual location of the users. The Company confirmed that none of the individual users are listed on the U.S. Department of Treasury’s List of Specially Designated Nationals and Blocked Persons. The Company identified certain users associated with free-tier, non-paying customer accounts that appeared to log in from U.S.-sanctioned countries and terminated their accounts. The problem with the WAF was corrected in June 2021, and since then the Company has been blocking all access attempts from IP addresses associated with U.S.-sanctioned countries.

Management’s Discussion and Analysis for Financial Conditions and Results of Operations Key Business Metrics, page 67

11.

In several risk factors you disclose the importance of converting customers on free-tier, self-service option to paid subscriptions, including disclosure on page 31 that to the extent free-tier customers do not become paying subscribers your business and ability to grow revenue would be harmed. Please tell us the number of non-paying customers for the periods presented and disclose any metrics you use in monitoring your ability to convert such customers to paying customers. Refer to Item 303(a) of Regulation S-K and Section I of SEC Release 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not actively track the number of its non-paying customers or use free-tier customer conversion metrics as measures for evaluating the Company’s business performance. The conversion of customers on our free-tier, self-service option to paid subscriptions is not a key driver of our revenue. While the Company could generate data related to these customers and related metrics for purposes of the Registration Statement, the Company does not believe disclosure of such information would be helpful to investors in evaluating the Company or its performance. The disclosure included in the Registration Statement is intended to cite the Company’s free-tier, self-service option as one aspect of the Company’s sales and marketing strategy. The Company has revised the disclosure on pages 20, 21, 24, 29, 30, 31 and 56 of Amendment No. 1 accordingly.

July 26, 2021

Non-GAAP Financial Measures

Non-GAAP Gross Margin and Non-GAAP Operating Margin, page 69

12.

You state that you exclude amortization of intangible assets related to business combinations because such expenses have no direct correlation to the operation of your business. Please revise to clarify that while you exclude such expenses from certain non-GAAP measures, the revenue from the acquired companies is reflected in this measure and the acquired assets contribute to revenue generation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of Amendment No. 1 to clarify that while the Company excludes amortization of intangible assets related to business combinations from certain non-GAAP measures, the Company’s revenue from the acquired companies is reflected in each such measure and the acquired assets contribute to revenue generation.

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense, page 83

13.

You describe objective and subjective factors considered in determining the fair value of common stock. Please revise to briefly describe the methods that management used to determine the underlying common stock valuations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 86 of Amendment No. 1 accordingly.

Executive Compensation, page 121

14.	Please file the offer letter with Mr. Liu as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and plans to file the executive compensation agreements with named executive officers required under Item 601(b)(10)(iii)(A) of Regulation S-K as exhibits to the Registration Statement.

Sale Price History of Our Common Stock, page 151

15.	Please revise to disclose that during 2019 and 2020 you facilitated secondary transactions with select executives in which common stock was sold above fair value.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 170 of Amendment No. 1 accordingly.

July 26, 2021

Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Cash, Cash Equivalents, and Restricted Cash, page F-13

16.	Please provide us with a breakdown of the highly liquid investments included in cash and cash equivalents at December 31, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of December 31, 2020, cash and cash equivalents was made up of $117,279,420 of currency held on hand and in demand deposits with banks or other financial institutions as well as $503,438 of highly liquid investments held in a money market account. Additionally, as of December 31, 2020, the Company held $1,080,191 of highly liquid investments in a money market account that is classified as restricted cash as the balance collateralizes its lease obligations. Money market accounts are highly liquid as the Company has the ability to redeem the fund’s shares daily. These amounts were considered immaterial for additional fair value disclosures.

Note 5. Stockholder’s Deficit and Equity Incentive Plans

Restricted Stock Units, page F-25

17.	Please revise to describe the liquidity event(s) that will satisfy the performance vesting condition for your restricted stock units.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-24 of Amendment No. 1 accordingly.

Note 11. Subsequent Events, page F-30

18.

Please disclose any stock-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2. As part of your response, provide us with a breakdown of all share-based compensation awards granted during fiscal 2020 and to date in fiscal 2021 and include the fair value of the underlying common stock used to value such awards. In addition, provide us with a breakdown of all private transactions during the same periods and include the sales price and fair value of common stock for each sale. Also, explain further how the secondary common stock transactions and preferred share issuances factored into your analysis for the fair value of your common stock. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that although the grant date fair value of the stock-based awards granted subsequent to December 31, 2020 was significant in aggregate, the impact to the Company’s balance sheet and income statements as of June 21, 2021, the date the Company’s financial statements were available to be issued, was not material. Further, the Company considered the granting of stock-based awards to be in the ordinary course of business and therefore was not qualitatively material for further disclosure. The Company plans to disclose the number of stock-based awards granted for the period from January 1, 2021

July 26, 2021

through June 30, 2021 in the unaudited financial statements for the six-month period ended June 30, 2021, including the weighted average exercise price of such grants, in a subsequent amendment to the Registration Statement. The Company also plans to disclose the unrecognized stock-based compensation expense as of June 30, 2021, including the period over which such expense is expected to be recognized.

The Company further advises the Staff that it will provide the requested information in a supplemental response letter.

General

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

July 26, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Spenser Skates, Amplitude, Inc.

Hoang Vuong, Amplitude, Inc.

Elizabeth Fisher, Amplitude, Inc.

Kathleen M. Wells, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP

Bradley C. Weber, Goodwin Procter LLP

Erica D. Kassman, Goodwin Procter LLP